Exhibit 11

W.W. Grainger, Inc. and Subsidiaries
COMPUTATIONS OF EARNINGS PER SHARE

	Six Months Ended June 30,
BASIC:	2005	2004
Weighted average number of shares outstanding	89,942,454	90,227,811

Net earnings	$154,381,000	$129,178,000

Earnings per share	$1.72	$1.43

DILUTED:
Weighted average number of shares outstanding	89,942,454	90,227,811
Potential Shares:
Shares issuable under outstanding common stock
equivalents	10,177,385	7,822,444
Shares which could have been purchased using
the proceeds from common stock equivalents
exercised, based on the average market
value for the period	(8,372,522)	(6,584,964)

	1,804,863	1,237,480
Dilutive effect of exercised options prior to being
exercised	22,745	33,229

	1,827,608	1,270,709

Adjusted weighted average number of shares
outstanding	91,770,062	91,498,520

Net earnings	$154,381,000	$129,178,000

Earnings per share	$1.68	$1.41